SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)

 __________________________

Ampex Corporation
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

032092-30-6
(CUSIP Number of Class of Securities)

Mark B. Bakar and David Cariani	Duncan McCurrach
ValueVest Management Company II, LLC	Sullivan & Cromwell LLP
One Ferry Building, Suite 255,	125 Broad Street,
San Francisco, California 94111	New York, New York 10004
(415) 677-5850	(212) 558-4066
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 6, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note.  This document is being electronically filed with the Commission using the EDGAR System. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

_____________________
    *The remainder of this cover page should be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provide in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 032092-30-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ValueVest High Concentration Master Fund, Ltd. (20-4574633)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,336
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 524,336
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 032092-30-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ValueVest High Management Company II, LLC (47-0951956)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,336
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 524,336
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 032092-30-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mark B. Bakar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,336
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 524,336
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 032092-30-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Cariani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,336
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 524,336
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON* IN

This Amendment No. 9 amends and supplements the Statement on Schedule 13D (“Statement”) filed by the parties named below on November 13, 2006, and the Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 thereto filed by the parties named below on November 16, 2006, December 1, 2006, February 20, 2007, March 12, 2007, March 21, 2007, July 20, 2007, July 27, 2007 and September 11, 2007 respectively, with respect to the Class A common stock, par value $0.01 per share (“Common Stock”), of Ampex Corporation, a corporation organized under the laws of the State of Delaware (the “Issuer”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Statement, as amended to date.

Item 4.            Purpose of Transaction.

Item 4 is amended by inserting the following paragraphs after the paragraph ending “… adopt and implement licensing strategies identified and recommended by M▪CAM.”:

On November 26, 2007, Mr. Bakar of the Investment Manager emailed Mr. Strickland of the Issuer.  That e-mail is reproduced below (salutation and signature omitted):

“Given the current liquidity issues facing Ampex, the fiduciary duties of Ampex's directors and officers to ValueVest and Ampex's other shareholders require them to explore all reasonable ways in which Ampex could monetize its primary assets (e.g., securitizing license revenues, sale of all or part of the ADS business, etc.)  This process needs to be completed before the directors and officers could even consider any restructuring transaction with Hillside that would dilute Ampex's existing shareholders.  Based on preliminary discussions with Don Davis, we understand it may be possible to raise enough capital through a securitization of existing licensing revenues to permit Ampex to fulfill its obligations to Hillside and give Ampex enough time to pursue further monetizations of its IP portfolio and the sale of the ADS business.

Please send a copy of this email to the other directors.  We trust that the directors and management understand that their fiduciary duties run to the shareholders, and not the creditors, of Ampex and that they will vigorously pursue all available options to preserve and maximize shareholder value.  We are available to discuss this email or any of the issues discussed herein.”

On November 28, 2007, Mr. Strickland responded to the latter e-mail, confirming that the Ampex Board understood its fiduciary obligations and was continuing to seek advice on the matter from outside counsel.

On December 6, 2007, the Investment Manager sent a letter to the Board of Directors. That letter is reproduced below (salutation and signature omitted):

“We refer to our letter to you dated September 11, 2007, our email to Gordon Strickland dated November 26, 2007 and his response to that email, copies of each of which are attached for your convenience. We understand that management of Ampex Corporation (the “Company”) and Hillside Capital Incorporated (“Hillside”) are continuing to discuss the possible restructuring of the Company’s debt to Hillside.

While we continue to support a reasonable restructuring that would afford the Company sufficient time to generate additional value by improving its operations and increasing the commercial utilization of its intellectual property assets, for the reasons described below we believe that any restructuring which would dilute the equity interest of the Company's shareholders would be a breach of your fiduciary duties to us and your other shareholders.

We agree with, and support, the Company's publicly stated positions that:

•           Hillside does not currently have any right to accelerate the repayment of the Hillside debt by the Company, and

•           The Company will vigorously fight any attempt by Hillside to cause any such acceleration.

We understand from our discussions with the Company's management that:

•           The total outstanding principal amount of the Hillside debt is about $45 million,

•           Once the current standstill with Hillside ends, the total principal and interest that will be due and payable by the Company to Hillside will be about $3 million,

•           The total principal and interest that will be due and payable by the Company on the Hillside debt will be about $6.8 million in 2008, and

•           The total principal and interest that will be due and payable by the Company on the Hillside debt will be about $4.4 million in 2009.

We have been told:

•           by the Company's chief executive officer that the Company should be able to sell its data systems business for between $30 to $40 million, and

•           by consultants that the Company could raise up to $40 million by securitizing its already existing licenses of its intellectual property.

So, the Company will owe Hillside a total of about $14.2 million over the next two years and has the current ability to raise $70 to $80 million in commercially sensible transactions that could be consummated in no more than a few months. This arithmetic completely ignores the substantial value that we continue to believe the Company can and should generate through additional licenses and other monetizations of its intellectual property assets.

In short, the Company has ample resources through which it can raise sufficient funds to repay the Hillside debt and meet its other obligations as and when they become due without compromising its as yet untapped potential to generate shareholder value by monetizing its intellectual property assets beyond its existing licenses. In these circumstances, it would be a breach of your fiduciary duties to permit the Company to pursue any restructuring of the Hillside debt that would dilute the equity interest of the Company's shareholders, especially in light of the artificially low current stock price caused by Hillside's unfounded allegation that it has the right to accelerate its debt.

We intend to use all available legal avenues and remedies to prevent any dilutive restructuring of the Hillside debt and are confident that we will have the support of your other shareholders in that endeavor. In the meantime, we remain ready, willing and able to continue to assist the Company in increasing the commercial utilization of its intellectual property portfolio for the benefit of all of the Company's shareholders.”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2007	ValueVest High Concentration Master Fund, Ltd.

/s/ Mark B. Bakar
By: Mark B. Bakar
Title: Director

ValueVest Management Company II, LLC

/s/ David Cariani
By: David Cariani
Title: Managing Member

/s/ Mark B. Bakar
Mark B. Bakar

/s/ David Cariani
David Cariani

SK 23300 0001 836813